521 Fifth Avenue	212.297.1000	NYSE: GPT
30th Floor	www.gptreit.com
New York, NY 10175

August 27, 2015

Eric McPhee

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Gramercy Property Trust Inc. (the “Company”)
Form 10-K for the year ended December 31, 2014
Filed on March 9, 2015
File No. 001-32248

Dear Mr. McPhee:

We are transmitting for filing the Company’s response to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) contained in your letter to Jon W. Clark of the Company, dated August 21, 2015 (the “August 21st Letter”). For convenience of reference, the Staff comments contained in the August 21st Letter are reprinted below in italics and are followed by the corresponding response of the Company.

Item 5. Market For Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities - Dividends

1. In future periodic filings, please disclose the tax status of distributions per unit pursuant to Rule 3-15(c) of Regulation S-X.

Response: In response to the Staff’s comment, the Company undertakes to include this disclosure in future annual filings.

Funds from Operations, pages 72 – 73

2. We note that in your earnings release and supplemental information you discuss other Non-GAAP Financial Measures such as Core FFO, Adjusted FFO, and Net Operating Income. Please clarify whether you utilize these measures as key performance indicators. To the extent you do, in future periodic filing, please include such Non-GAAP financial measures, discussion of any related and relevant fluctuations, and the required Non-GAAP disclosures outlined within Item 10(e) of Regulation S-K for each respective measure.

Response: In response to the Staff's comment, the Company advises the Staff that for future filings, it will include Core FFO and Adjusted FFO in its periodic filings and provide related detailed reconciliations to GAAP net income (loss) as well as any relevant fluctuations, as the Company intends to utilize Core FFO and Adjusted FFO as key performance measures in addition to Funds from operations which has already been included in the Company’s periodic filings. Net operating income is not utilized as a key performance indictor to evaluate the Company’s performance as a whole. Net operating income is used only to provide additional information for specific property acquisitions and for individual properties owned in the Company’s investment portfolio.

3. In arriving at Funds from operations, you start with Net income available to common stockholders. As a result, it appears Funds from operations is actually Funds from operations attributable to just common stockholders instead of all equity stockholders. In future periodic filings please re-title “Funds from operations” to the more appropriate “Funds from operations attributable to common stockholders”.

Response: In response to the Staff's comment, the Company advises the Staff that for future periodic filings, it will retitle “Funds from operations” to “Funds from operations attributable to common stockholders and unitholders”. Using the title “Funds from operations” and starting the table with net income available to common stockholders was only intended to present a performance indicator that excludes dividends that are attributable solely to preferred stockholders. The denominator for Funds from operations per share represents both common stockholders and operating partnership unit holders but excludes preferred stockholders.

Consolidated Statements of Operations, page 80

4. Please revise future periodic filings to clarify the types of expenses that are included in operating expenses and general and administrative expenses. Within your response, please provide an example of your proposed disclosure.

Response: In response to the Staff's comment, the Company advises the Staff that, for future periodic filings, the Company will revise footnote 2 of its financial statements, which describes the Company’s significant accounting policies, to include additional detail regarding the types of costs included in property operating expenses and those included in general and administrative expenses. The following is an example of our proposed disclosure:

“Property operating expenses include insurance, property management, repairs and maintenance, security, janitorial, landscaping and other administrative expenses incurred to operate the Company’s properties as well as costs directly related to its asset management business on properties owned by third parties in both the United States and Europe.

General and administrative expenses represent costs unrelated to property operations or acquisition related costs. These expenses primarily include corporate office expenses, employee compensation and benefits as well as costs related to being a listed public company including certain audit fees, directors and officer’s insurance, legal costs and other professional fees.”

In connection with the Company’s response to the August 21st Letter, the Company acknowledges that:

o	It is responsible for the adequacy and the accuracy of the disclosures in the filing;

o	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o	It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at (212) 297-1021 should you require addition information or have any questions.

Sincerely,

/s/ Jon W. Clark

Jon W. Clark

Chief Financial Officer

cc:	Edward J. Matey Jr., Esq.